Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Announce Q1 2020 Unaudited Results on May 6
Conference Call and Webcast on May 7
Vancouver, B.C. - April 23, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) will announce its unaudited results for the first quarter of 2020 on Wednesday, May 6, 2020, after market close.
First Quarter 2020 Unaudited Results Conference Call and Webcast

Date:	Thursday, May 7, 2020
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	panamericansilver.com
Callers should dial in 5 to 10 minutes prior to the scheduled start time. The live webcast and presentation slides will be available at panamericansilver.com. An archive of the webcast will also be available for three months.

About Pan American Silver
Pan American Silver is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American Silver has a 25-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS”.
Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1